Exhibit 99.1

Additional Risk Factors

A downturn in the general economy or the real estate market would harm Grubb & Ellis’ business.

Grubb & Ellis’ business is negatively impacted by periods of economic slowdown or recession, rising interest rates and declining demand for real estate. These economic conditions could have a number of effects, including the following:

•	a decline in acquisition, disposition and leasing activity;

•	a decline in the supply of capital invested in commercial real estate;

•	a decline in the value of real estate and in rental rates, which would cause Grubb & Ellis to realize lower revenue from:

•	property management fees, which in certain cases are calculated as a percentage of the revenue of the property under management; and

•	commissions or fees derived from property valuation, sales and leasing, which are typically based on the value, sale price or lease revenue commitment, respectively.

The real estate market tends to be cyclical and related to the condition of the economy overall and to the perceptions of investors and users as to the economic outlook. A downturn in the economy or the real estate markets could have a material adverse effect on Grubb & Ellis’ business and results of operations.

Grubb & Ellis is in a highly competitive business with numerous competitors, some of which may have greater financial and operational resources than it does.

Grubb & Ellis competes in a variety of service disciplines within the commercial real estate industry. Each of these business areas is highly competitive on a national as well as on a regional and local level. Grubb & Ellis faces competition not only from other national real estate service providers, but also from global real estate service providers, boutique real estate advisory firms, consulting and appraisal firms. Depending on the product or service, Grubb & Ellis also faces competition from other real estate service providers, institutional lenders, insurance companies, investment banking firms, investment managers and accounting firms, some of which may have greater financial resources than Grubb & Ellis does. Grubb & Ellis is also subject to competition from other large national firms and from multi-national firms that have similar service competencies to it. Although many of Grubb & Ellis’ competitors are local or regional firms that are substantially smaller than it, some of its competitors are substantially larger than it on a local, regional, national or international basis. In general, there can be no assurance that Grubb & Ellis will be able to continue to compete effectively, to maintain current fee levels or margins, or maintain or increase its market share.

As a service-oriented company, Grubb & Ellis depends on key personnel, and the loss of its current personnel or its failure to hire and retain additional personnel could harm its business.

Grubb & Ellis depends on its ability to attract and retain highly skilled personnel. Grubb & Ellis believes that its future success in developing its business and maintaining a competitive position will depend in large part on its ability to identify, recruit, hire, train, retain and motivate highly skilled executive, managerial, sales, marketing and customer service personnel. Competition for these personnel is intense, and Grubb & Ellis may not be able to successfully recruit, assimilate or retain sufficiently qualified personnel. Grubb & Ellis’ ability to attract new employees may be limited by certain restrictions in its senior secured credit facility, including limitations on cash bonus payments to new hires and may only make cash payments that exceed those limits if it receives approval from the administrative agent, which cannot be guaranteed. Grubb & Ellis’ failure to recruit and retain necessary executive, managerial, sales, marketing and customer service personnel could harm its business and its ability to obtain new customers.

If Grubb & Ellis Realty Advisors, Inc., or G&E Realty Advisors, an affiliate of Grubb & Ellis, is forced to liquidate and dissolve, then Grubb & Ellis’ reputation may be damaged, and it would lose its investment and potential revenue.

G&E Realty Advisors is a blank check company formed on September 7, 2005, to acquire, through a purchase, asset acquisition or other business combination, commercial real estate properties and/or assets. In March 2006, G&E Realty Advisors raised net proceeds of approximately $133.5 million from an initial public offering. Grubb & Ellis previously provided G&E Realty Advisors with its initial equity capital of $2.5 million. As of May 31, 2007, Grubb & Ellis owned approximately 19% of the common stock of G&E Realty Advisors exclusive of any shares of common stock that Grubb & Ellis has the right to acquire upon the exercise of 4,645,521 warrants that it purchased in the open market.

Although on June 18, 2007 (i) Grubb & Ellis entered into a definitive purchase agreement to sell to G&E Realty Advisors three commercial real estate properties that Grubb & Ellis had acquired to transfer to G&E Realty Advisors (although at the time of their acquisition, there was no agreement or understanding with G&E Realty Advisors to acquire such properties from Grubb & Ellis, and G&E Realty Advisors was under no obligation to do so), and (ii) G&E Realty Advisors filed a preliminary proxy statement seeking approval of the G&E Realty Advisors’ stockholders to (among other things) acquire such properties from Grubb & Ellis and effect the G&E Realty Advisors business combination, there can be no assurances that G&E Realty Advisors will obtain the requisite stockholders approval and effect this business combination. The failure of G&E Realty Advisors to effect this business combination would require that entity to liquidate and dissolve, which could harm Grubb & Ellis because of its association with that entity. G&E Realty Advisors is obligated to complete this proposed business combination by March 2008. In order to do so (i) G&E Realty Advisors must obtain the approval of the holders of the majority of the common stock held by its stockholders who acquired their shares of common stock in the initial public offering, or thereafter, and (ii) no more than 19.99% of its stockholders may vote against the business combination and request the return of their money from escrow. In the event G&E Realty Advisors fails to effect this or any other business combination in the timeframe mentioned above (and any business combination other than the one currently proposed with Grubb & Ellis may have to be effected in a shorter time frame), G&E Realty Advisors will automatically liquidate and dissolve. Some of the ways this could harm Grubb & Ellis are:

•	It could damage Grubb & Ellis reputation, because of its close association with that entity. The liquidation or dissolution of G&E Realty Advisors could damage Grubb & Ellis’ reputation and, as a result, may hinder its ability to retain or attract new customers and clients.

•	Grubb & Ellis would lose its entire investment in that entity. Although G&E Realty Advisors’ public stockholders will be entitled to receive any remaining amounts held in escrow as part of its initial public offering after third party claims, Grubb & Ellis would lose its initial $2.5 million equity investment in G&E Realty Advisors, represented by 5,667,719 shares of common stock of G&E Realty Advisors, because of Grubb & Ellis’ agreement to forfeit its entire equity investment if G&E Realty Advisors liquidates or dissolves. In addition, in connection with G&E Realty Advisors’ initial public offering, Grubb & Ellis entered into an agreement with Deutsche Bank Securities Inc. obligating Grubb & Ellis to purchase, during the period commencing May 3, 2006 and continuing through June 28, 2006 (which was subsequently extended to August 27, 2006) and to the extent available, up to $3,500,000 of G&E Realty Advisors’ warrants in the public marketplace if the warrants are trading at $0.70 or less per warrant. Pursuant to its agreement with Deutsche Bank, Grubb & Ellis acquired an aggregate of 4,645,521 warrants for an aggregate purchase price of approximately $2,178,000, excluding aggregate commissions of approximately $186,000. Any warrants purchased by Grubb & Ellis would lose their entire value if G&E Realty Advisors liquidates or dissolves.

•	Grubb & Ellis will continue to own the three commercial properties. If G&E Realty Advisors is liquidated, Grubb & Ellis will continue to own the three commercial real estate properties it intended to transfer to G&E Realty Advisors. These properties are subject to mortgage loans provided by Wachovia Bank, N.A. for an aggregate principal amount of $120.5 million. There can be no assurance that these properties can be sold for an amount to cover the cost of obtaining the properties, if at all.

•	Grubb & Ellis would lose the opportunity to earn revenues and fees in accordance with the terms and conditions of its agreements with G&E Realty Advisors. Grubb & Ellis entered into various agreements with G&E Realty Advisors, pursuant to which Grubb & Ellis will serve as its exclusive provider of commercial real estate brokerage and consulting services related to real property acquisitions, dispositions, project management and agency leasing, and will also serve as the sole exclusive managing agent for all real property acquired by G&E Realty Advisors. The liquidation or dissolution of G&E Realty Advisors would prevent Grubb & Ellis from earning any fees under these agreements.

Grubb & Ellis has entered into certain master agreements with G&E Realty Advisors, including agreements for brokerage services, property management and project management. Grubb & Ellis’ brokerage customers may perceive that it has a conflict of interest in delivering services due to its relationship with G&E Realty Advisors and as a result its business may be harmed.

Grubb & Ellis has entered into a brokerage services agreement, a property management agreement and a project management agreement with G&E Realty Advisors. Pursuant to these agreements, Grubb & Ellis will serve as G&E Realty Advisors’ exclusive agent with respect to commercial real estate brokerage and property management, and will perform project management services at their request. Grubb & Ellis’ Chief Executive Officer, Chief Financial Officer and certain of Grubb & Ellis’ directors also provide services to G&E Realty Advisors in the same capacities. Due to its business agreements and overlapping management with G&E Realty Advisors, Grubb & Ellis’ brokerage customers may perceive that Grubb & Ellis has a conflict of interest in delivering services and will favor G&E Realty Advisors when presenting certain business opportunities that could be appropriate for such client. As a result, Grubb & Ellis may not retain such clients which could have a material adverse effect on its business and results of operations.

Grubb & Ellis’ quarterly operating results are likely to fluctuate due to the seasonal nature of its business and may fail to meet expectations, which may cause the price of its securities to decline.

Historically, the majority of Grubb & Ellis’ revenue has been derived from the transaction services that it provides. Such services are typically subject to seasonal fluctuations. Grubb & Ellis typically experiences its lowest quarterly revenue in the quarter ending March 31 of each year with higher and more consistent revenue in the quarters ending June 30 and September 30. The quarter ending December 31 has historically provided the highest quarterly level of revenue due to increased activity caused by the desire of clients to complete transactions by calendar year-end. However, Grubb & Ellis’ non-variable operating expenses, which are treated as expenses when incurred during the year, are relatively constant in total dollars on a quarterly basis. As a result, since a high proportion of these operating expenses are fixed, declines in revenue could disproportionately affect Grubb & Ellis’ operating results in a quarter. In addition, Grubb & Ellis’ quarterly operating results have fluctuated in the past and will likely continue to fluctuate in the future. If Grubb & Ellis’ quarterly operating results fail to meet expectations, the price of Grubb & Ellis securities could fluctuate or decline significantly.

If Grubb & Ellis fails to meet its payment or other obligations under its senior secured credit facility, then the lenders under the secured credit facility could foreclose on, and acquire control of, substantially all of its assets.

Any material downturn in Grubb & Ellis’ revenue or increase in its costs and expenses could impair its ability to meet its debt obligations. Since Grubb & Ellis’ lenders under a senior secured credit facility have a lien on substantially all of its assets, including its accounts receivable, cash, general intangibles, investment property and future acquired material property, if Grubb & Ellis fails to meet its payment or other obligations under the senior secured credit facility, the lenders under such credit facility will be entitled to foreclose on substantially all of Grubb & Ellis’ assets and liquidate these assets.

If the properties that Grubb & Ellis manages fail to perform, then its business and results of operations could be harmed.

Grubb & Ellis’ success partially depends upon the performance of the properties it manages. The revenue Grubb & Ellis generates from its property management business is generally a percentage of aggregate rent collections from the properties. The performance of these properties will depend upon the following factors, among others, many of which are partially or completely outside of Grubb & Ellis’ control:

•	Grubb & Ellis’ ability to attract and retain creditworthy tenants;

•	the magnitude of defaults by tenants under their respective leases;

•	Grubb & Ellis’ ability to control operating expenses;

•	governmental regulations, local rent control or stabilization ordinances which are in, or may be put into, effect;

•	various uninsurable risks;

•	financial conditions prevailing generally and in the areas in which these properties are located;

•	the nature and extent of competitive properties; and

•	the general real estate market.

These or other factors may negatively impact the properties that Grubb & Ellis manages, which could have a material adverse effect on its business and results of operations.

If Grubb & Ellis fails to comply with laws and regulations applicable to real estate brokerage and mortgage transactions and other business lines, then it may incur significant financial penalties.

Due to the broad geographic scope of Grubb & Ellis’ operations and the numerous forms of real estate services performed, it is subject to numerous federal, state and local laws and regulations specific to the services performed. For example, the brokerage of real estate sales and leasing transactions requires Grubb & Ellis to maintain brokerage licenses in each state in which it operates. If Grubb & Ellis fails to maintain its licenses or conduct brokerage activities without a license, then it may be required to pay fines (including treble damages in certain states) or return commissions received or have licenses suspended. In addition, because the size and scope of real estate sales transactions have increased significantly during the past several years, both the difficulty of ensuring compliance with the numerous state licensing regimes and the possible loss resulting from non-compliance have increased. Furthermore, the laws and regulations applicable to Grubb & Ellis’ business, both in the United States and in foreign countries, also may change in ways that increase the costs of compliance. The failure to comply with both foreign and domestic regulations could result in significant financial penalties which could have a material adverse effect on Grubb & Ellis’ business and results of operations.

Grubb & Ellis may have liabilities in connection with real estate brokerage and property and facilities management activities.

As a licensed real estate broker, Grubb & Ellis and its licensed employees and independent contractors that work for it are subject to statutory due diligence, disclosure and standard-of-care obligations. Failure to fulfill these obligations could subject Grubb & Ellis or its employees to litigation from parties who purchased, sold or leased properties that Grubb & Ellis or they brokered or managed. Grubb & Ellis could become subject to claims by participants in real estate sales claiming that Grubb & Ellis did not fulfill its statutory obligations as a broker.

In addition, in Grubb & Ellis’ property and facilities management businesses, it hires and supervises third-party contractors to provide construction and engineering services for its managed properties. While Grubb & Ellis’ role is limited to that of a supervisor, it may be subject to claims for construction defects or other similar actions. Adverse outcomes of property and facilities management litigation could have a material adverse effect on Grubb & Ellis’ business and results of operations.

Environmental regulations may adversely impact Grubb & Ellis’ business and/or cause Grubb & Ellis to incur costs for cleanup of hazardous substances or wastes or other environmental liabilities.

Federal, state and local laws and regulations impose various environmental zoning restrictions, use controls, and disclosure obligations which impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities, as well as mortgage lending availability, with respect to some properties. A decrease or delay in such transactions may adversely affect the results of operations and financial condition of Grubb & Ellis’ real estate brokerage business. In addition, a failure by Grubb & Ellis to disclose environmental concerns in connection with a real estate transaction may subject it to liability to a buyer or lessee of property.

In addition, in its role as a property manager, Grubb & Ellis could incur liability under environmental laws for the investigation or remediation of hazardous or toxic substances or wastes at properties it currently or formerly managed, or at off-site locations where wastes from such properties were disposed. Such liability can be imposed without regard for the lawfulness of the original disposal activity, or Grubb & Ellis’ knowledge of, or fault for, the release or contamination. Further, liability under some of these laws may be joint and several, meaning that one liable party could be held responsible for all costs related to a contaminated site. Grubb & Ellis could also be held liable for property damage or personal injury claims alleged to result from environmental contamination, or from asbestos-containing materials or lead-based paint present at the properties it manages. Insurance for such matters may not be available.

Certain requirements governing the removal or encapsulation of asbestos-containing materials, as well as recently enacted local ordinances obligating property managers to inspect for and remove lead-based paint in certain buildings, could increase Grubb & Ellis’ costs of legal compliance and potentially subject it to violations or claims. Although such costs have not had a material impact on its financial results or competitive position during fiscal year 2006 or 2007, the enactment of additional regulations, or more stringent enforcement of existing regulations, could cause it to incur significant costs in the future, and/or adversely impact its brokerage and management services businesses.

The New York Stock Exchange may delist Grubb & Ellis’ common stock from quotation on its exchange which could limit stockholders’ ability to make transactions in its common stock and subject it to additional trading restrictions.

Grubb & Ellis cannot provide assurance that its common stock will continue to be listed on the New York Stock Exchange in the future. If the New York Stock Exchange delists Grubb & Ellis’ common stock from trading on its exchange, then Grubb & Ellis could face significant material adverse consequences, including:

•	a limited availability of market quotations for Grubb & Ellis common stock;

•	a more limited amount of news and analyst coverage for Grubb & Ellis;

•	a decreased ability to issue additional common stock, other securities or obtain additional financing in the future; and

•	a decreased ability of Grubb & Ellis’ stockholders to sell their common stock in certain states.